===============================================================================

                  --U.S. Securities and Exchange Commission--

                             Washington, D.C. 20549

                                 SECOND AMENDED

                                   FORM 10-SB

        REGISTRATION STATEMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               LOVE CALENDAR, INC.
          -------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                      UTAH
                             ----------------------
                            (State or Jurisdiction of
                         Incorporation or Organization)


                                   87-0449042
                              ---------------------
                                (I.R.S. Employer
                               Identification No.)


                  437 N. GRANT STREET, SALT LAKE CITY, UT 84116
               --------------------------------------------------
                     (Address of principal place of business
                     or intended principal place of business.)


                                  801-359-9991
                                 ---------------
                         (Registrant's Telephone Number)

        Securities to be registered pursuant to Section 12(b) of the Act

         Title of Each Class                   Name of Each Exchange on Which
         to be so Registered                   Each Class is to be Registered
         ---------------------                  -----------------------------
                 N/A                                          N/A

              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                              Common, Voting Stock

                                     PART 1

ITEM 1. DESCRIPTION OF BUSINESS.

The registrant was incorporated in the State of Utah on August 17, 1987, for the purpose of developing and marketing specialty advertising and promotional products. The Company was unsuccessful in developing the concept into a viable enterprise, however, and ultimately abandoned its business plan. The Company has had no significant activity until recently when the Directors resolved to seek new business and/or investment opportunities for the Company. Accordingly, the Company has undertaken to explore possibilities for investing in an existing business enterprise, or forming a business combination with an operating company of some sort. To date, the Company has not been successful in locating such a venture or company, and there can be no assurance that the Company will ever be successful in so doing. The Company is, and since its inception has been, a development stage company.

The Company has not established any particular parameters or guidelines as to the type, nature, suitability or any other characteristics of any business or company which it may seek to acquire or form a business combination with. The Board of Directors will accept proposals from its members, and perform or cause to be performed only such investigation and evaluation as it deems necessary and appropriate before deciding whether and on what terms an acquisition or combination, if any, will be effected. No member of the Board has any particular experience or expertise in performing such evaluations, or in negotiating such mergers and acquisitions. Accordingly, there can be no assurance when, if ever, the Company will be generate revenues or earn profits.

The Company has not filed bankruptcy, been in receivership, or been involved in any similar proceedings. The Company has not been involved in a purchase or sale of a significant amount of assets not in the ordinary course of business or otherwise. The Company has had no sales or revenues, and it currently has no products or services. Accordingly, there is no backlog of orders, nor dependence on any one or few large customers. The company is not subject to any industry-specific government regulation, nor does it need government approval for any of its operations. The Company has made no significant expenditures on research and development during the most recent fiscal year or interim period. The Company maintains an office at 2921 N. Tenaya Way, Suite 216, Las Vegas Nevada 89128 which it shares with other business entities.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company has no specific plans to raise additional capital within the next twelve months. The Company has abandoned its original business purpose and is currently engaged in no business activity other than its search for a suitable business or investment opportunity. Management considers current cash resources to be adequate to sustain it during its search. It is conceivable, but not certain, that the Company may consider additional financing options once it identifies a desirable business or investment opportunity. However, it is impossible to determine the nature or size of such financing unless or until the need actually arises.

The Company has no current plans to purchase or sell any significant assets, make any expenditures for product research and development, or change the number of employees or the nature of their relationships to the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company does not own or lease any property. The Company maintains an office at 437 N. Grant Street, Salt Lake City, UT 84116, using space provided by the President, Mrs. Jenifer Ayers, at no cost to the Company.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The Company is not aware of any individual or group being the beneficial owner of more than five (5) percent of any class of the issuer's securities.

The following are all of the officers and directors of the issuer who are beneficial owners of the issuer's securities:

                   Name and Address of        Amount and Nature of     Percent
Title of Class      Beneficial Owner          Beneficial Ownership     of Class
--------------      ----------------          --------------------     --------

Common Stock .......Jenifer Ayers                 20,000 shares           1.0
                    (Officer and Director)
                    437 N. Grant St.
                    Salt Lake City, UT 84116

Common Stock .......Helen Allen                   20,000 shares           1.0
                    (Officer and Director)
                    437 N. Grant St.
                    Salt Lake City, UT 84116

Common Stock .......Gary Pace                     80,000 shares           4.0
                    (Officer)
                    437 N. Grant St.
                    Salt Lake City, UT 84116


                    Total Officers             ------------------     --------
Common Stock ...... and Directors
                    as a Group                   120,000 shares           6.0



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Jenifer C. Ayers, age 47, has served as President and a Director of the Company since 1998. In addition, she has worked the past six years as a Problem
Resolution Specialist for the Client Services division of a large medical laboratory services firm. She has worked in client services since 1988, and prior to that performed billing, bookkeeping and general office managment responsibilities for the same and other companies. Ms. Ayers received formal education in Houston, Texas, Spain, and Mexico. Ms. Ayers currently devotes less than 10% of her working time to the affairs of Love Calendar, Inc.

Helen J. Allen, age 45, is Treasurer and a Director of the Company. She is also an accomplished graphic design artist, and has worked six years in that capacity for a majory jewelry manufacturing company with international markets. Ms. Allen currently devotes less than 10% of her working time to the affairs of Love Calendar, Inc.

Gary C. Pace is Secretary and a Director of the Company, and was one of its original incorporators. Mr. Pace has worked 15 years in both retail and wholesale marketing of consumer products. Previously, he served 20 years with the Utah Air National Guard, where he received extensive formal schooling in management, marketing, procurement, and contract administration. Mr. Pace currently devotes less than 10% of working hours to the affairs of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

To date, no remuneration has been paid to any officer or director, except reimbursement for direct out-of-pocket expenses incurred by them on behalf of the Company. No plan currently exists to implement executive or director compensation. The Company's directors and executive officers currently devote less than ten percent of working hours to the affairs of the Company.

The issuer is not a party to any employment contracts and does not pay consulting fees to officers or directors. No cash or other advances have been or are contemplated to be made to any officer or director. The Issuer has no retirement, pension, profit sharing or stock option plans or insurance or medical payment plans covering any officer or director, nor does it contemplate initiating any such plans at present.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since inception there have been no transactions between the issuer and any related party, nor any transactions having a material effect on any related party.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company is authorized 50,000,000 shares of voting common stock, par value $.001 per share, of which 2,000,000 shares have been issued and are outstanding. (On May 15, 2000, the Company had 100,000 shares of common stock issued and outstanding when the Board of Directors, at a special meeting, approved a 20-for-1 forward split to be effective for holders of record as of that date.) The shares carry one vote per share and have no pre-emptive rights, terms of conversion, sinking fund provisions, or liquidation rights, and cumulative voting for directors is denied. Once subscribed and paid, the shares are fully paid and non-assessable by the Issuer. The shares have rights to participate in dividends and other distributions if, as, and when declared by the Board of Directors. The rights of the shareholders may not be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's shares have never traded, and there exists no public trading market for the shares, nor is one expected to develop. The Company has forty-seven (47) shareholders, including officers, directors and control persons. The company has never paid a dividend, nor does it intend to do so in the foreseeable future. There are no restrictions on the power of the Board of Directors to declare and pay dividends.

No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

ITEM 2.  LEGAL PROCEEDINGS

There are no legal proceedings either pending or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES:

In May of 2000,  relying on the exemption  authority provided by section 4(2) of the Securities Act of 1933, as amended, the Company issued 100,000 shares of common stock to its business consultants, Corporate Capital Formation, Inc., the payment for which was services to the Company in connection with its business development, corporate governance, and registration under the Securities
Exchange Act of 1934, as amended. The Company has not issued any other securities since 1987.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No contract or arrangement has been made with respect to the insuring or indemnification of Officers and Directors other than the provisions of Article XVI ("Indemnity") of the by-laws of the corporation. The Utah Revised Business Corporations Code permits the Company to limit or eliminate certain liabilities to the Company and to the shareholders for monetary damages arising out of a directors lawful actions or failures to act.

                                    PART F/S

                               LOVE CALENDAR, INC.

                            Randy Simpson C.P.A. P.C.
                            11775 South Nicklaus Road
                                Sandy, Utah 84092
                           Fax & Phone (801) 572-3009


Board of Directors and Stockholders
Love Calendar, Inc.
Salt Lake City, Utah

INDEPENDENT AUTIDORS REPORT
---------------------------

We have audited the accompanying balance sheets of Love Calendar, Inc. (a Utah corporation) as of April 30, 2000 and June 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the ten months ending April 30, 2000 and the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements fairly present, in all material respects, the financial position of Love Calendar, Inc. as of April 30, 2000 and June 30, 1999 and the results of its operations and its cash flows for the ten months ending April 30, 2000 and the years ended June 30, 1999 and 1998, in conformity with generally accepted accounting principles.


                                                   /s/ Randy Simpson
                                                  ----------------------------
                                                  RANDY SIMPSON, CPA
                                                  A Professional Corporation

May 9, 2000
Salt Lake City, Utah

                               LOVE CALENDAR, INC.
                                 BALANCE SHEETS

                        April 30, 2000 and June 30, 1999

                                                   Apr. 30            Jun. 30
                                                     2000               1999
                                                    ------             ------


    ASSETS

Cash                                              $      -           $       -

   Total Current Assets                                  -                   -
                                                  ---------          ----------
        TOTAL ASSETS                              $      -           $       -
                                                  =========          ==========



   LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities                               $      -            $      -
                                                  ---------           ---------
   Total Current Liabilities                      $      -            $      -

Common Stock, $.001 par value;
  Authorized 50,000,000 shares;
  issued and outstanding 100,000 shares
  on June 30, 1999 and April 30, 2000                   100                 100

Additional Paid in Capital                            9,900               9,900

Accumulated Deficit                                 (10,000)            (10,000)
                                                  ---------           ---------
      Total Stockholders' Equity (Deficit)        $      -            $      -

      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY (DEFICIT)              $      -            $      -
                                                  =========           =========



               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                               LOVE CALENDAR, INC.
                             STATEMENT OF OPERATIONS
                        Ten Months Ending April 30, 2000
                       Years Ending June 30, 1999 and 1998


                                    10 Months Ending       Year Ending        Year Ending
                                      Apr. 30, 2000       Jun. 30, 1999      Jun. 30, 1998
                                       -------------      -------------       -----------

Revenues ...........................    $       --         $       --         $       --
Expenses ...........................            --                 --                 --
                                        -----------        -----------        -----------
  Total Expenses ...................            --                 --                 --
                                        -----------        -----------        -----------
      NET LOSS .....................    $       --         $       --         $       --
                                        ===========        ===========        ===========

Weighted Average Shares

  Common Stock Outstanding .........        100,000            100,000            100,000

      NET LOSS PER COMMON SHARE ....    $     (0.00)       $     (0.00)       $     (0.00)
                                        ===========        ===========        ===========



               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS


*Management Note: On May 15, 2000, subsequent to the date of these financial statements, the Company effected a 20-for-1 forward-split the common stock, so that as of the date of this registration statement there were 2,000,000 shares outstanding.

                               LOVE CALENDAR, INC.
                             STATEMENT OF CASH FLOWS

                        Ten Months Ending April 30, 2000
                       Years Ending June 30, 1999 and 1998


                                                10 Months Ending       Year Ending        Year Ending
                                                  Apr. 30, 2000       Jun. 30, 1999      Jun. 30, 1998
                                                   -------------      -------------       -----------

Cash flows used in operating activities

   Net Loss .......................................  $      --            $     --          $     --

        NET INCREASE (DECREASE) IN CASH ...........  $      --            $     --          $     --
                                                     ----------           ---------         ---------
Cash providing by investing activities

   Advances from Stockholders .....................          --                 --                --
                                                      ----------          ---------         ---------
      Net increase from investing activities          $                   $                 $

   Net increase in cash ...........................          --                 --                --
                                                      ----------          ---------         ---------
   Cash at beginning of period ....................          --                 --                --
                                                      ----------          ---------         ---------
       CASH AND CASH EQUIVALENTS
         AT END OF PERIOD .........................   $      --           $     --          $     --
                                                      ==========          =========         =========


               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

                               LOVE CALENDAR, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY

                    From July 1, 1997 to April 30, 2000


                                                  Common     Common
                                                   Stock     Stock    Paid-in  Accumulated    Total
                                                  Shares     Amount    Capital   Deficit      Equity
                                                  ------     ------    ------    -------      ------
                                                                       C>

Balances At June 30, 1997 ....................    100,000    $  100    $9,900    $10,000     $    --


Net loss year ending
 June 30, 1998 ...............................        --        --        --         --           --
                                                 --------    ------    ------    -------     -------
Balances June 30, 1998 ........................   100,000    $  100    $9,900    $10,000     $    --


Net loss year ending
 June 30, 1999 ...............................        --        --        --         --           --
                                                 --------    ------    ------    -------     -------
Balances June 30, 1999 ........................   100,000    $  100    $9,900    $10,000     $    --


Net loss ten months ending
 April 30, 2000 ..............................        --       --        --          --           --
                                                 --------    ------    ------    --------    -------
Balances April 30, 2000 ......................    100,000    $  100    $9,900   ($10,000)    ($   -- )
                                                 ========    ======    ======    ========    ========


               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS




*Management Note: On May 15, 2000, subsequent to the date of these financial statements, the Company effected a 20-for-1 forward-split the common stock, so that as of the date of this registration statement there were 2,000,000 shares outstanding.

                               LOVE CALENDAR, INC.

                          Notes to Financial Statements
                          -----------------------------

1. ACCOUNTING POLICIES.

The Company has had no operations since 1994. Accounting policies and procedures have not been determined except as follows:

     1. The Company uses the accrual  method of  accounting

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


2. HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized August 17, 1987 under the laws of the State of Utah.

On August 17, 1987, the Company issued 100,000 shares for $10,000 to four individuals. The four individuals or their estates have subsequently transferred the shares to 47 other individuals.

By January 1, 1994, the Company had ceased all operations.

The Company never achieved operational status and spent the $10,000 original capital reviewing various business opportunities in the late 1980's and early 1990's.

There are no warrants or options outstanding to acquire any additional shares of common stock.

                                   PART III


ITEM 1.  INDEX TO EXHIBITS


     Exhibit 3...............................Articles of Incorporation
                                                and By-laws

     Exhibit 27..............................Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    LOVE CALENDAR, INC

  5/23/00                                           By /s/ Jenifer C. Ayers
---------------------                               ---------------------------
Date                                                President, Director